

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 22, 2009

Mr. Philip Cook
Senior Vice President and CFO
Quicksilver Resources Inc.
777 West Rosedale St.
Fort Worth, TX 76104

> **Re: Quicksilver Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 3, 2009**
> **File No. 1-14837**

Dear Mr. Cook:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008, as amended

General

1.   Please explain to us why you provided only one year of financial statements for BBEP. Refer to the requirements of Regulation S-X, Rule 3-09(b).

2.   Your amended Form 10-K filed June 17, 2009 states that Item 9A has been amended to report the material weaknesses associated with your restatement. However, it appears that Item 9A has been omitted from the amendment. Please remedy this omission promptly. Note that we would also expect you to reevaluate whether your material weaknesses change your determination that your internal

controls over financial reporting and your disclosure procedures and controls were effective as of December 31, 2008.

Engineering Comments

Strategic Acquisition, page 5

3.   Please revise your disclosure to remove the estimated volume of recoverable natural gas resources attributed to an acquisition that was completed in 2008. Only proved reserves can be disclosed in filings with the SEC.

Oil and Natural Gas Operations, page 7

Texas, page 7

4.   For the proved undeveloped Barnett Shale wells that were drilled in 2008 please provide their pre and post drill reserve estimates for each well. For the proved undeveloped wells that you booked as proved as of December 31, 2008 based on the wells drilled in 2008 please provide their proved undeveloped reserve estimates per well.

Risk Factors, page 19

5.   The SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X requires that you be reasonably certain that the reserves you classify as proved will be recovered. This means that the ultimate recovery of reserves is more likely to equal or exceed your estimates than to be less than your estimates. The definition does not contemplate there being less than reasonable certainty in reserve estimates pertaining to properties that are undeveloped. Your risk factor disclosure saying there is less certainty if these conditions prevail than even proved developed reserves seem to be contradicting, or mitigating, the criteria of reasonable certainty that is necessary for reserves to be classified as proved. If you are not reasonably certain of recovering all or a portion of your reported reserves please remove the associated volumes of reserves from your estimates of proved reserves that are disclosed in your filing. If you are reasonably certain that you will recover your reported reserves, please revise your risk factor and any similar disclosure in the document to not imply that proved reserves are not reasonably certain to be recovered and that there is less certainty for proved undeveloped reserves as compared to proved developed producing reserves.

Results of Operations, page 32

Impairment of Oil and Gas Properties, page 36

6.   You have presented an alternative pretax valuation related to your oil and gas reserves. However, you have only presented an example valuation if the oil and gas price rise. To present a balanced picture of your reserves, please revise your disclosure to also indicate the alternate value if the price of oil and gas were to decline by the same amount as the increased prices you presented.

Supplemental Information, page 88

7.   We note a number of significant reserve changes in your reserve reconciliation table. However, we could find no explanations for those changes. Please revise your disclosure to include appropriate explanations for all significant reserve changes. Please see paragraph 11 of SFAS 69.

8.   Please tell us how much oil, natural gas and natural gas liquids you were projected to produce in 2008 from the total proved reserves case of your 2007 reserve report(s). Please reconcile any major differences between the forecasted amount and the actual amounts produced in 2008. Please provide sufficient explanations for those differences.

7.   Please tell us how much of your revisions of oil, natural gas and natural gas liquids in 2008 were due to price changes and how much were due to performance changes.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief